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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-4 EF
Registration Statement
Under
the Securities Act of 1933

COMMUNITY VALLEY BANCORP
(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA	6021	68-0479553
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2041 FOREST AVENUE, CHICO, CALIFORNIA 95928, (530) 899-2344
(Address and Telephone Number of Principal Executive Offices)

2041 FOREST AVENUE, CHICO, CALIFORNIA 95928
(Address of Principal Place of Business)

KEITH C. ROBBINS, PRESIDENT & CEO
2041 FOREST AVENUE, CHICO, CALIFORNIA 95928, (530) 899-2344
(Name, Address and Telephone of Agent for Service)

Copy to:
Laura Dean-Richardson, Esq., Gary Steven Findley & Associates
1470 North Hundley Street, Anaheim, California 92806, (714) 630-7136

        Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                      .

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                      .

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common stock(1) (No Par Value)	2,171,916	$24.75	$53,754,921	$4,945.45

(1)
Represents the maximum number of shares of the Registrant's common stock to be issued in connection with the reorganization described herein.

(2)
Estimated pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee based on the market value of the securities to be received by the Registrant as determined on April 5, 2002.

        This is a filing of the Form S-4EF/A registration statement for Community Valley Bancorp, which was previously filed under the name of Butte Community Bank on April 10, 2002. The Form ID was originally mistakenly prepared with the name of Butte Community Bank, and the name has been corrected to Community Valley Bancorp.

Butte Community Bank

May 1, 2002

Dear Shareholder:

        You are cordially invited to attend the annual meeting of shareholders of Butte Community Bank, which will be held at Butte Community Bank's Central Chico office located at 900 Mangrove Avenue, Chico, California, on Thursday, May 23, 2002, at 6:00 p.m. At the annual meeting, shareholders will be asked to elect ten directors for the next year and to vote on a plan of reorganization and merger agreement dated April    , 2002, which details the reorganization of Butte Community Bank and the formation of a bank holding company. Following the reorganization, Butte Community Bank will become a wholly-owned subsidiary of a new holding company, Community Valley Bancorp. In the reorganization, all of the shareholders of Butte Community Bank will become shareholders of Community Valley Bancorp. The reorganization is subject to certain conditions including shareholder and regulatory approvals.

        Butte Community Bank is requesting your proxy to vote in favor of all of the nominees for election as directors and in favor of the plan of reorganization and merger agreement. As part of the reorganization, each share of Butte Community Bank common stock will be exchanged for one share of Community Valley Bancorp common stock. The Board of Directors of Butte Community Bank recommends that you vote "FOR" the election of each of the nominees and "FOR" approval of the plan of reorganization and merger agreement. The plan of reorganization and merger agreement is attached as Exhibit A to the proxy statement/prospectus.

        The proxy statement/prospectus contains information about Community Valley Bancorp and Butte Community Bank and describes the conditions upon which the proposed reorganization will occur. A majority of the outstanding shares of Butte Community Bank's common stock must vote "FOR" approval of the plan of reorganization and merger agreement, so we urge you to cast your vote.

        To ensure that your vote is represented at this important meeting, please sign, date and return the proxy card in the enclosed envelope as promptly as possible.

                      Sincerely,

                      Keith C. Robbins
                       President and Chief Executive Officer

        Neither the Securities and Exchange Commission nor any state securities regulators have approved either the reorganization described in this proxy statement/prospectus or the Community Valley Bancorp common stock to be issued in the reorganization, nor have they determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The date of this proxy statement/prospectus is                        , 2002.

Notice of Annual Meeting of Shareholders

Butte Community Bank

To:
The Shareholders of
Butte Community Bank

        Notice is hereby given that, pursuant to its Bylaws and the call of its Board of Directors, the annual meeting of shareholders of Butte Community Bank will be held at Butte Community Bank's Central Chico office located at 900 Mangrove Avenue, Chico, California, on Thursday, May 23, 2002 at 6:00 p.m., for the purpose of considering and voting upon the following matters:

1.
Election of Directors. To elect ten (10) persons to the Board of Directors to serve until the 2003 annual meeting of shareholders and until their successors are elected and have been qualified. The persons nominated by management to serve as directors are:

M. Robert Ching, M.D.	Robert L. Morgan, M.D.
Eugene B. Even	James S. Rickards
John D. Lanam	Keith C. Robbins
Donald W. Leforce	Gary B. Strauss, M.D.
Ellis L. Matthews	Hubert I. Townshend
2.
Approval of the Plan of Reorganization and Merger Agreement. To approve the Plan of Reorganization and Merger Agreement dated April     , 2002, attached as Exhibit A.

3.
Transaction of Other Business. To transact such other business as may properly come before the meeting and any adjournment or adjournments thereof.

        The plan of reorganization and merger agreement sets forth the terms of the reorganization of Butte Community Bank into a wholly-owned subsidiary of a newly formed holding company, Community Valley Bancorp. As a result, all shareholders of Butte Community Bank will receive for their shares of Butte Community Bank's common stock an equal number of shares of Community Valley Bancorp's common stock. These transactions are more fully described in the enclosed proxy statement/prospectus, and in the plan of reorganization and merger agreement which is attached as Exhibit A to the proxy statement/prospectus.

        The Board of Directors has fixed the close of business on April 1, 2002 as the record date for determination of shareholders entitled to notice of, and the right to vote at, the meeting.

        Section 2.12 of Article II of the Bylaws sets forth the nomination procedure for nominations of directors. Section 2.12 provides:

  Nominations for election of members of the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Notice of intention to make any nominations (other than for persons named in the notice of the meeting at which such nomination is to be made) shall be made in writing and shall be delivered or mailed to the president of the corporation by the latter of: the close of business twenty-one (21) days prior to any meeting of shareholders called for the election of directors, or ten (10) days after the date of mailing notice of the meeting to shareholders. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the corporation owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of capital stock of the corporation owned by the notifying shareholder; and (f) the written consent of the proposed nominee, a copy of which shall be furnished with the notification, and whether the proposed nominee has ever been convicted of or pleaded nolo contendere to any criminal offense involving dishonesty or breach of trust, filed a petition in bankruptcy, or been adjudged bankrupt. The notice shall be signed by the nominating shareholder and by the nominee. Nominations not made in accordance herewith shall be disregarded by the chairman of the meeting, and upon his or her instruction, the inspectors of election shall disregard all votes cast for each such nominee.

        Since the affirmative vote of shareholders holding not less than a majority of the outstanding shares of Butte Community Bank's common stock is required to ratify and confirm the plan of reorganization and merger agreement, it is essential that all shareholders vote. You are urged to vote in favor of the proposal by signing and returning the enclosed proxy as promptly as possible, whether or not you plan to attend the meeting in person. If you do attend the meeting you may then withdraw your proxy. The proxy may be revoked at any time prior to its exercise.

By Order of the Board of Directors

Dated: May 1, 2002	James S. Rickards, Secretary

Proxy Statement of Butte Community Bank
Prospectus of Community Valley Bancorp

        Butte Community Bank is providing this proxy statement of Butte Community Bank and prospectus of Community Valley Bancorp to shareholders of Butte Community Bank in connection with the annual meeting of shareholders of Butte Community Bank to be held at Butte Community Bank's Central Chico office located at 900 Mangrove Avenue, Chico, California on Thursday, May 23, 2002 at 6:00 p.m.

        Shareholders of Butte Community Bank will elect ten directors for the ensuing year and vote upon a proposal to approve the principal terms of the Plan of Reorganization and Merger Agreement dated April     , 2002. Under the plan of reorganization and merger agreement, shareholders of Butte Community Bank will receive shares of Community Valley Bancorp's common stock for their shares of Butte Community Bank's common stock. After the reorganization, Butte Community Bank will be the sole wholly-owned subsidiary of Community Valley Bancorp, and shareholders of Butte Community Bank immediately before the reorganization will maintain their proportional interest in Community Valley Bancorp immediately after the reorganization.

        You should rely only on the information contained in this proxy statement/prospectus or other information referred to in this document. Neither Butte Community Bank nor Community Valley Bancorp has authorized anyone to provide you with different or other information. This proxy statement/prospectus is dated May 1, 2002. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of shares of Community Valley Bancorp in the reorganization shall create any implication to the contrary.

Proxy Statement/Prospectus

Table of Contents

i

Butte Community Bank	17
General	17
Bank Services	17
Employees	18
Properties	18
Legal Proceedings	19
Competition	19
Supervision and Regulation of Butte Community Bank	19
Capital Ratios	23
Selected Financial Information	24
Price Range of Butte Community Bank's Common Stock	24
Dividends	24
Unaudited Pro Forma Capitalization	25
Financial Statements and Related Matters	26
Management of Butte Community Bank	26
Directors and Election of Directors	26
The Board of Directors and Committees	27
Compensation of Directors	28
Other Matters	34
Legal Matters	34
Exhibit A: Plan of Reorganization and Merger Agreement	A-1

ii

Summary of Proxy Statement/Prospectus

        This summary is qualified in its entirety by the more detailed information appearing elsewhere in this proxy statement/prospectus.

        Butte Community Bank incorporated Community Valley Bancorp under California law for the purpose of becoming the holding company for Butte Community Bank. Upon completion of the reorganization as described in the Plan of Reorganization and Merger Agreement dated April     , 2002, attached to this proxy statement/prospectus as Exhibit A, the business activities of Community Valley Bancorp will initially consist solely of the operation of Butte Community Bank as a wholly-owned bank subsidiary. It is possible that in the future Community Valley Bancorp may acquire or commence additional businesses; however, no specific acquisitions or new business activities are currently planned.

        After the reorganization, Butte Community Bank will continue its current business and operations as a California state-chartered bank under its current existing name. The existing charter and bylaws of Butte Community Bank will not be substantially affected by the reorganization. See "Bank Holding Company Reorganization and Merger Between Butte Community Bank and Butte Merger Company."

        The principal executive offices of Butte Community Bank and Community Valley Bancorp are located at 2041 Forest Avenue, Chico, California 95928, and the telephone number is (530) 899-2344.

Description of the Reorganization	Community Valley Bancorp will become the holding company for Butte Community Bank. Under the plan of reorganization and merger agreement, Butte Community Bank organized Butte Merger Company as a wholly-owned subsidiary of Community Valley Bancorp. Butte Community Bank will be merged with Butte Merger Company with Butte Community Bank as the surviving corporation. The shareholders of Butte Community Bank will receive shares of Community Valley Bancorp's common stock on a one-for-one basis for their shares of Butte Community Bank's common stock. The shareholders of Butte Community Bank will then become the sole shareholders of Community Valley Bancorp in its form as the holding company for Butte Community Bank. The reorganization is subject to certain conditions including shareholder and regulatory approvals. See "Bank Holding Company Reorganization and Merger Between Butte Community Bank and Butte Merger Company—Description of the Reorganization and Merger between Butte Community Bank and Butte Merger Company."
Reasons for the Reorganization
The reorganization will provide greater flexibility for operations and future expansion. See "Bank Holding Company Reorganization and Merger Between Butte Community Bank and Butte Merger Company—Reasons for the Reorganization: Benefits of the Use of Holding Company Form to the Shareholders of Butte Community Bank."
Tax Consequences of the Reorganization
The plan of reorganization and merger agreement is structured to qualify the reorganization as a tax-free reorganization so that, among other things, no gain or loss will be recognized by the shareholders of Butte Community Bank upon the exchange of their shares of Butte Community Bank's common stock for shares of Community Valley Bancorp's common stock.

Market for Community Valley Bancorp Stock
It is not anticipated that the Community Valley Bancorp common stock received by Butte Community Bank's shareholders in the reorganization will be listed on any exchange nor will Community Valley Bancorp's common stock be more marketable than Butte Community Bank's common stock. See "Price Range of Butte Community Bank's Common Stock."
Management of Community Valley Bancorp
The directors of Community Valley Bancorp are, and will be, the current directors of Butte Community Bank. The executive officers of Community Valley Bancorp are, and will be, the current executive officers of Butte Community Bank. See "Management of Butte Community Bank."
Regulation of Community Valley Bancorp
Community Valley Bancorp will be subject to the regulation of the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. See "Operations Under Community Valley Bancorp—Supervision and Regulation of Community Valley Bancorp."
Voting Rights of Shareholders
Each shareholder of Butte Community Bank will be entitled to cast one vote for each share of common stock held of record as of the close of business on April 1, 2002, in voting on the election of directors and the plan of reorganization and merger agreement. Directors and executive officers of Butte Community Bank own, in the aggregate, approximately 28% of Butte Community Bank's common stock entitled to vote.
Shareholder Vote Required
The ten nominees for directors receiving the most votes will be elected as directors for the following year. Approval of the plan of reorganization and merger agreement requires the affirmative vote of a majority of the outstanding shares of Butte Community Bank's common stock.
Dissenters' Rights	California state law does not provide for the exercise of dissenter's rights in this transaction.
Other Information Concerning the Meeting
Time and Place of Meeting	The meeting will be held at Butte Community Bank's Central Chico office located at 900 Mangrove Avenue, Chico, California on Thursday, May 23, 2002 at 6:00 p.m.
Additional Information	For additional information, you may telephone Keith C. Robbins, President of Butte Community Bank, at (530) 899-2344.

Introduction

        Management is furnishing you with this proxy statement/prospectus in connection with the solicitation of proxies for use at the annual meeting of Butte Community Bank, to be held at Butte Community Bank's Central Chico office located at 900 Mangrove Avenue, Chico, California on Thursday, May 23, 2002 at 6:00 p.m., and at any and all adjournments of the meeting.

        It is expected that Butte Community Bank will mail this proxy statement/prospectus and accompanying notice and form of proxy to shareholders on or about May 1, 2002.

        At the meeting, the shareholders will elect ten directors and consider and vote on approval of the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, Butte Community Bank will become a wholly-owned subsidiary of the newly formed holding company, Community Valley Bancorp, as a result of which shareholders of Butte Community Bank will receive on a one-for-one basis shares of the Community Valley Bancorp's common stock for their shares of Butte Community Bank's common stock. These transactions are more fully described in this proxy statement/prospectus, and in the plan of reorganization and merger agreement attached as Exhibit A.

Revocability of Proxies

        A proxy for use at the meeting is enclosed. Any shareholder who executes and delivers such proxy has the right to revoke it at any time before it is exercised, by filing with the Secretary of Butte Community Bank an instrument revoking it, or a duly executed proxy bearing a later date. The Secretary of Butte Community Bank is James S. Rickards, and any revocation should be filed with him at Butte Community Bank, 2041 Forest Avenue, Chico, California 95928. In addition, the powers of the proxyholders will be revoked if the person executing the proxy is present at the meeting and elects to vote in person. Subject to such revocation or suspension, the proxyholders will vote all shares represented by a properly executed proxy received in time for the meeting in accordance with the instructions on the proxy. If no instruction is specified with regard to the matter to be acted upon, the proxyholders will vote the shares represented by the proxy "FOR" each of the nominees for directors and "FOR" approval of the principal terms of the plan of reorganization and merger agreement. If any other matter is presented at the meeting, the proxyholders will vote in accordance with the recommendations of management.

Persons Making The Solicitation

        The Board of Directors of Butte Community Bank is soliciting these proxies. Butte Community Bank will bear the expense of preparing, assembling, printing and mailing this proxy statement/prospectus and the material used in the solicitation of proxies for the meeting. Butte Community Bank contemplates that proxies will be solicited principally through the use of the mail, but officers, directors and employees of Butte Community Bank may solicit proxies personally or by telephone, without receiving special compensation for the solicitation. Although there is no formal agreement to do so, Butte Community Bank will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these proxy materials to their principals. In addition, Butte Community Bank may utilize the services of individuals or companies not regularly employed by Butte Community Bank in connection with the solicitation of proxies, if management of Butte Community Bank determines that this is advisable.

Voting Securities

        Management has fixed April 1, 2002 as the record date for purposes of determining the shareholders entitled to notice of, and to vote at, the meeting. On April 1, 2002, there were 1,991,869 shares of Butte Community Bank's common issued and outstanding. Each holder of Butte Community Bank's common stock will be entitled to one vote for each share of Butte Community Bank's common stock held of record on the books of Butte Community Bank as of the record date. In connection with the election of directors, shares may be voted cumulatively if a shareholder present at the meeting gives notice at the meeting, prior to the voting for election of directors, of his or her intention to vote cumulatively. If any shareholder of Butte Community Bank gives that notice, then all shareholders eligible to vote will be entitled to cumulate their shares in voting for election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of shares held in his or her name as of the record date, multiplied by the number of directors to be elected. These votes may be cast for any one nominee, or may be distributed among as many nominees as the shareholder sees fit. If cumulative voting is declared at the meeting, votes represented by proxies delivered pursuant to this proxy statement may be cumulated in the discretion of the proxyholders, in accordance with management's recommendation. The holders of not less than a majority of the outstanding shares of Butte Community Bank's common stock must vote in favor in order to approve the plan of reorganization and merger agreement.

Shareholdings of Certain Beneficial Owners and Management

        Management of Butte Community Bank knows of no person who owns, beneficially or of record, either individually or together with associates, 5 percent or more of the outstanding shares of Butte Community Bank's common stock, except as set forth in the table below. The following table sets forth, as of April 1, 2002, the number and percentage of shares of Butte Community Bank's outstanding common stock beneficially owned, directly or indirectly, by each of Butte Community Bank's directors, named executive officers and principal shareholders and by the directors and executive officers of Butte Community Bank as a group. The shares "beneficially owned" are determined under the Securities and Exchange Commission Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, named executive officer or principal shareholder has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of April 1, 2002. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may result in a change of control of Butte Community Bank other than the proposed reorganization.

Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Directors and Named Officers:
M. Robert Ching, M.D.	72,527	(2)	3.6
John F. Coger	50,230	(3)	2.5
Eugene B. Even	40,267	(4)	2.0
John D. Lanam	48,626	(5)	2.4
Donald W. Leforce	59,816	(6)	3.0
Ellis L. Matthews	31,509	(7)	1.6
Robert L. Morgan, M.D.	90,341	(8)	4.5
James S. Rickards	50,174	(9)	2.5
Keith C. Robbins	61,576	(10)	3.1
Gary B. Strauss, M.D.	88,981	(11)	4.4
Hubert I. Townshend	67,380	(12)	3.4
Principal Shareholder
Butte Community Bank ESOP	105,059	(13)	5.3
Cede & Co.	898,876	(14)	45.0
All Directors and Officers as a Group (11 in all)	661,427		31.6

(1)
Includes shares subject to options held by each director and the directors and officers as a group that are exercisable within 60 days of April 1, 2002. These are treated as issued and outstanding for the purpose of computing the percentage of each director and the directors and officers as a group but not for the purpose of computing the percentage of class of any other person.

(2)
Dr. Ching has shared voting and investment powers as to 34,086 of these shares and has 10,424 shares acquirable by exercise of stock options.

(3)
Mr. Coger has shared voting and investment powers as to 35,329 of these shares and has 3,000 shares acquirable by exercise of stock options.

(4)
Mr. Even has 8,424 shares acquirable by exercise of stock options.

(5)
Mr. Lanam has shared voting and investment powers as to 31,050 shares and has 9,157 shares acquirable by exercise of stock options.

(6)
Mr. Leforce has shared voting and investment powers as to 47,568 shares and has 10,424 shares acquirable by exercise of stock options.

(7)
Mr. Matthews has shared voting and investment powers as to 16,877 shares and has 10,424 shares acquirable by exercise of stock options.

(8)
Dr. Morgan has shared voting and investment powers as to 79,917 shares and has 10,424 shares acquirable by exercise of stock options.

(9)
Mr. Rickards has shared voting and investment powers as to 30,540 shares and has 9,810 shares acquirable by exercise of stock options.

(10)
Mr. Robbins has shared voting and investment powers as to 24,021 shares and has 10,157 shares acquirable by exercise of stock options.

(11)
Dr. Strauss has shared voting and investment powers as to 61,704 shares and has 10,424 shares acquirable by exercise of stock options.

(12)
Mr. Townshend has shared voting and investment powers as to 43,869 shares and has 10,157 shares acquirable by exercise of stock options.

(13)
Butte Community Bank ESOP's address is c/o Butte Community Bank, 2041 Forest Avenue, Chico, California 95928.

(14)
Cede & Co.'s address is P.O. Box 20, Bowling Green Station, New York, New York 10274.

Bank Holding Company Reorganization and Merger
Between Butte Community Bank and Butte Merger Company

General

        Butte Community Bank is asking its shareholders to consider and approve the plan of reorganization and merger agreement. Under the plan of reorganization and merger agreement, the business of Butte Community Bank will be conducted as a wholly-owned subsidiary of Community Valley Bancorp. If the plan of reorganization and merger agreement is approved, the current shareholders of Butte Community Bank will exchange their shares of Butte Community Bank's common stock for shares of Community Valley Bancorp's common stock on a one-for-one basis. For accounting purposes, the transaction will be accounted for in a manner similar to that of a pooling of interests where the assets and liabilities of the combining companies will be combined at their recorded amounts.

        The Board of Directors of Butte Community Bank approved the plan of reorganization and merger agreement on March 26, 2002, and directed that the plan of reorganization and merger agreement be submitted to the shareholders of Butte Community Bank. The Board of Directors of Butte Community Bank recommends that the shareholders approve the plan of reorganization and merger agreement.

        The detailed terms and conditions of the reorganization are set forth in the plan of reorganization and merger agreement attached to this proxy statement/prospectus as Exhibit A. The statements made in this proxy statement/prospectus regarding the plan of reorganization and merger agreement are qualified in their entirety by the more detailed information appearing in the plan of reorganization and merger agreement.

Recommendation of Directors

        The Board of Directors of Butte Community Bank has approved the terms and conditions of the plan of reorganization and merger agreement. The Board of Directors of Butte Community Bank furthermore recommends that the shareholders of Butte Community Bank approve the plan of reorganization and merger agreement.

Reasons for the Reorganization: Benefits of the Use of Holding Company Form to the Shareholders of Butte Community Bank

        As stated above, the Board of Directors of Butte Community Bank has approved the plan of reorganization and merger agreement, believes that the reorganization is in the best interests of Butte Community Bank and its shareholders, and recommends that the shareholders vote in favor of approval of the plan of reorganization and merger agreement.

        Management and the Board of Directors of Butte Community Bank believe that the formation of a bank holding company, under which Butte Community Bank will operate, will result in a more flexible entity for operations and growth.

        Management expects that Community Valley Bancorp will facilitate growth within the banking field and in areas related to banking, either by the creation of new subsidiaries or the acquisition of existing companies and banks. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank rather than merge it into Butte Community Bank. Neither Butte Community Bank nor Community Valley Bancorp is currently considering any acquisitions.

        The bank holding company structure will also provide a framework for restructuring certain of Butte Community Bank's existing departments or subsidiaries into separate operating subsidiaries of Community Valley Bancorp, although no plans for restructuring are being considered at this time.

        Many major banking institutions in the United States and in California have reorganized into bank holding companies and Butte Community Bank's Board of Directors believes that the reorganization is desirable for Butte Community Bank to maintain and enhance its competitive position.

Description of the Reorganization and Merger between Butte Community Bank and Butte Merger Company

        At the direction of the Board of Directors of Butte Community Bank, management incorporated Community Valley Bancorp for the purpose of becoming a bank holding company under the laws of the State of California. Butte Merger Company, which is wholly-owned by Community Valley Bancorp, was also organized as a California corporation. The reorganization will be accomplished by merging Butte Community Bank with Butte Merger Company. Upon completion of the reorganization, Butte Community Bank will be the surviving entity and the name will remain Butte Community Bank. Upon the completion date of the reorganization, the shares of capital stock of the respective parties to the plan of reorganization and merger agreement will be converted as follows:

•
Each share of Butte Community Bank's outstanding common stock will be converted into one share of Community Valley Bancorp's common stock. Shareholders of Butte Community Bank will be entitled to exchange their present share certificates for new certificates evidencing shares of Community Valley Bancorp's common stock. Until the certificates are exchanged, the certificates for shares of Butte Community Bank's common stock after the reorganization will be deemed to represent shares of Community Valley Bancorp's common stock. Options to purchase shares of Butte Community Bank's common stock will be assumed by Community Valley Bancorp with the same terms and conditions and for the same number of shares of Community Valley Bancorp's common stock.

•
The shares of common stock of Butte Merger Company outstanding immediately prior to the reorganization will be converted into an equal number of shares of the surviving bank and be owned by Community Valley Bancorp.

•
The shareholders of Butte Community Bank will become shareholders of Community Valley Bancorp. There are no anticipated changes in Butte Community Bank's shareholders' relative equity ownership interest in Butte Community Bank's assets. As shareholders of Community Valley Bancorp, Butte Community Bank's shareholders will have essentially the same rights to govern that corporation's activities as they have with respect to Butte Community Bank. However, as shareholders of Community Valley Bancorp, they will not be entitled to vote on matters requiring the approval of Butte Community Bank's shareholders as Community Valley Bancorp will own 100 percent of Butte Community Bank. Shareholders of Community Valley Bancorp will be entitled to vote on those matters affecting Community Valley Bancorp. A discussion of those rights is contained in the section entitled, "Bank Holding Company Reorganization and Merger Between Butte Community Bank and Butte Merger Company—Comparison of Butte Community Bank and Community Valley Bancorp: Analysis of Corporate Structures."

•
Community Valley Bancorp will adopt the Butte Community Bank 1991 Stock Option Plan, the Butte Community Bank 1997 Stock Option Plan and the Butte Community Bank 2000 Stock Option Plan which will automatically, and without further action on the part of the shareholders, become the stock option plans of Community Valley Bancorp. All options previously granted will become an equal number of options to purchase shares of Community Valley Bancorp instead of shares of Butte Community Bank. The Board of Directors of Community Valley Bancorp may grant further options to purchase Community Valley Bancorp common stock under the stock option plans, in accordance with the terms of the stock option plans.

        Upon the completion of the reorganization, the existing directors of Butte Community Bank will serve as the directors of the surviving bank. The surviving bank will operate under the charter of Butte Community Bank. The following 10 persons who currently serve as directors of Butte Community Bank, are expected to serve as directors of the surviving bank after the reorganization:

M. Robert Ching, M.D.	Robert L. Morgan, M.D.
Eugene B. Even	James S. Rickards
John D. Lanam	Keith C. Robbins
Donald W. Leforce	Gary B. Strauss, M.D.
Ellis L. Matthews	Hubert I. Townshend

Ratification and Approval of the Plan of Reorganization and Merger Agreement: Effective Date

        Approvals of applications in connection with the proposed reorganization must be obtained from the Federal Reserve, the FDIC, and the California Department of Financial Institutions. Applications for the necessary approvals have been made, and are now pending before those regulatory agencies. If any of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, the Board of Directors of Butte Community Bank reserves the right, in its sole discretion, to terminate and cancel the plan of reorganization and merger agreement. It is presently contemplated that the completion date of the reorganization will be in the second quarter of 2002.

        Completion of the reorganization between Butte Community Bank and Butte Merger Company is conditioned upon obtaining the required shareholder and regulatory approvals. Approval of the reorganization by Butte Community Bank's shareholders can only be obtained if the affirmative vote of the holders of not less than a majority of the outstanding shares of Butte Community Bank's common stock is obtained. The directors of Butte Community Bank, Butte Merger Company and Community Valley Bancorp have approved the plan of reorganization and merger agreement. However, if any action, suit, or proceeding should be threatened or instituted with respect to the proposed reorganization, the Board of Directors of Butte Community Bank reserves the right, in its sole discretion, to terminate the transaction at any time before the effective date.

        If the shareholders of Butte Community Bank should fail to approve the plan of reorganization and merger agreement, or if the transaction is otherwise terminated as provided above, then the business of Butte Community Bank shall continue to operate under the ownership of its existing shareholders as it has prior to the adoption of the plan of reorganization and merger agreement.

        It is estimated at this time that the total expenses of the reorganization are approximately $35,000.00, and these expenses will be borne appropriately by the respective parties.

        Should the plan of reorganization and merger agreement be terminated or canceled for any of the reasons set forth above or in the attached plan of reorganization and merger agreement, such termination or cancellation will not result in any liability on the part of Butte Community Bank, Community Valley Bancorp, or any of their respective directors, officers, employees, agents or shareholders.

Federal Income Tax Consequences

        The plan of reorganization and merger agreement has been structured to qualify the reorganization as a tax free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended. The Board of Directors of Butte Community Bank has reserved the right and intends to terminate the plan of reorganization and merger agreement unless a satisfactory opinion regarding the nontaxability of the proposed transaction is received from either tax counsel or Butte Community Bank's accountants.

        If the reorganization is treated as a tax-free reorganization, it will have the following federal income tax consequences:

•
No gain or loss will be recognized by Butte Community Bank or any of the other parties to the reorganization as a result of the reorganization.

•
No gain or loss will be recognized by the shareholders of Butte Community Bank upon the exchange of their shares of Butte Community Bank's common stock solely for shares of Community Valley Bancorp's common stock.

•
The basis and holding periods of the assets exchanged between the parties to the reorganization shall remain the same as those prior to the reorganization.

•
The basis of the shares of Community Valley Bancorp's common stock to be received by shareholders of Butte Community Bank will be the same as the basis of the shares of Butte Community Bank's common stock surrendered in exchange for the shares.

•
The holding period of the shares of Community Valley Bancorp's common stock to be received by shareholders of Butte Community Bank will include the holding period of the shares of Butte Community Bank's common stock surrendered in exchange for the shares, provided that such stock is held as a capital asset on the date of the completion of the reorganization.

        Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the reorganization. Each shareholder is advised to contact his or her accountant or tax counsel with respect to the reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences which may or may not parallel the federal income tax consequences.

Comparison of Butte Community Bank and Community Valley Bancorp: Analysis of Corporate Structures

        The following chart constitutes a summarization of a comparison between Butte Community Bank and Community Valley Bancorp. Reference should be made to the detailed explanations included in this proxy statement/prospectus, and this summary is qualified in its entirety by those detailed explanations.

Item	Butte Community Bank Stock	Community Valley Bancorp Stock
Authorized and Outstanding	17,777,777 shares of common stock, no par value, with 1,991,869 shares outstanding as of April 1, 2002.	20,000,000 shares of common stock, no par value; total shares to be outstanding immediately prior to the reorganization is 100.
Voting Rights	One vote per share with cumulative voting in the election of directors if the requirements for cumulative voting are satisfied.	One vote per share with cumulative voting in the election of directors if the requirements for cumulative voting are satisfied.

Dividend Rights	As declared by the Board of Directors subject to the laws in the California Banking Law and applicable federal law.	As declared by the Board of Directors subject to the laws in the California General Corporation Law and applicable federal law.
Assessment	Nonassessable.	Nonassessable.
Liquidation Rights	Pro rata after payment of debts.	Pro rata after payment of debts.
Redemption	Butte Community Bank may redeem its shares under restrictive conditions of the California Financial Code.	Community Valley Bancorp may redeem its shares under restrictive conditions of the California General Corporation Law.
Preemptive Rights	None.	None.
Number of Directors	Fixed in accordance with the Bylaws.	Fixed in accordance with the Bylaws.

Authorized and Outstanding Stock

        Butte Community Bank currently has an authorized capitalization of 17,777,777 shares of common stock, no par value. Of these authorized capital shares, 1,991,869 shares of Butte Community Bank's common stock were issued and outstanding as of April 1, 2002, and 255,227 shares of Butte Community Bank's common stock were reserved for issuance upon exercise of options under the Butte Community Bank 1991 Stock Option Plan, the Butte Community Bank 1997 Stock Option Plan and the Butte Community Bank 2000 Stock Option Plan.

        Community Valley Bancorp has an authorized capitalization of 20,000,000 shares of common stock, no par value. Of these authorized capital shares, 100 shares of Community Valley Bancorp's common stock were issued and outstanding as of April 1, 2002.

Voting Rights

        All voting rights are vested in the holders of common stock of Butte Community Bank and Community Valley Bancorp, each share being entitled to one vote, except with respect to the election of directors, as described below.

        For the election of directors, California law provides that every shareholder entitled to vote may cumulate votes for candidates in nomination and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are entitled, or distribute the shareholder's votes on the same principal among any or all of the candidates, as the shareholder thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. However, a shareholder may cumulate votes only for a candidate or candidates whose names have been placed in nomination prior to the voting, and only if the shareholder has given notice at the meeting prior to the voting at such meeting of his or her intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate votes for candidates in nomination. The shareholders of Butte Community Bank now have cumulative voting rights, and the shareholders of Community Valley Bancorp will have the same voting rights, as described above.

Dividend Rights

        Holders of Butte Community Bank common stock are entitled to dividends legally available therefor, when and as declared by Butte Community Bank's Board of Directors. The California Financial Code provides that a bank may not make a cash distribution to its shareholders in an amount which exceeds the lesser of:

  •
  the retained earnings, or

  •
  the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period.

        However, a bank may, with the approval of the Commissioner of Financial Institutions, make a distribution to its shareholders in an amount not exceeding the greatest of:

  •
  the retained earnings of the bank,

  •
  the net income of the bank for its last fiscal year, or

  •
  the net income of the bank for its current fiscal year.

        If the Commissioner of Financial Institutions finds that the shareholders' equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner of Financial Institutions may order the bank not to pay any dividend to the shareholders.

        In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the FDIC also has the authority and general enforcement powers to prohibit a bank from engaging in practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of Butte Community Bank and other factors, that the FDIC could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

        The shareholders of Community Valley Bancorp will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available for the payment of dividends, as provided in the California General Corporation Law. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the "quantitative solvency" and the "liquidity" tests. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1 1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1 1/4 times current liabilities. In certain circumstances, Community Valley Bancorp may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders of Community Valley Bancorp.

Assessment of Shares

        Shares of Butte Community Bank are not subject to assessment and shares of Community Valley Bancorp also will not be subject to assessment.

Liquidation Rights

        The holders of Butte Community Bank common stock are entitled to share equally in Butte Community Bank's assets legally available for distribution in the event of liquidation or dissolution. Similarly, holders of Community Valley Bancorp common stock will have a pro rata right to participate in the Community Valley Bancorp's assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights

        The holders of Butte Community Bank's common stock do not have preemptive rights to subscribe to any additional shares of Butte Community Bank's common stock being issued. The holders of Community Valley Bancorp's common stock also will not have preemptive rights to subscribe to any additional shares of Community Valley Bancorp's common stock being issued. Therefore, shares of Community Valley Bancorp's common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of Community Valley Bancorp's Board of Directors.

Directors

        Butte Community Bank's Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 7 to 13 with certain limitations, and Community Valley Bancorp's Bylaws authorize its Board of Directors or shareholders to designate the number of directors at any number from 7 to 13.

Rights of Dissenting Shareholders of Butte Community Bank

        California state law does not provide for exercise of dissenters' rights in the context of the reorganization.

Corporate Operation and Management

        The Articles of Incorporation and Bylaws of Butte Community Bank and of Community Valley Bancorp are substantially similar in all material provisions, except with respect to provisions in Butte Community Bank's Articles of Incorporation and Bylaws required by California Financial Code and applicable only to banks.

Operations Under Community Valley Bancorp

Organization

        Community Valley Bancorp was organized and incorporated under the laws of the State of California on July 16, 2001, at the direction of the Board of Directors of Butte Community Bank for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of Butte Community Bank. The principal location of Community Valley Bancorp and its operations will be at the administrative offices of Butte Community Bank located at 2041 Forest Avenue, Chico, California 95928.

        In order to effect the reorganization and to initially capitalize Community Valley Bancorp, Donald W. Leforce, the Chairman of the Board of Community Valley Bancorp, loaned $30,000 to Community Valley Bancorp, payable with interest. Keith C. Robbins purchased 100 shares of the common stock of Community Valley Bancorp at an aggregate purchase price of $150 for an aggregate capitalization of $30,150. Upon the completion of the reorganization, the loan will be repaid and the 100 shares of Community Valley Bancorp's common stock will be repurchased and canceled by Community Valley Bancorp for the sum of $150. Presently, 100 shares of Community Valley Bancorp's common stock are outstanding, and Community Valley Bancorp will have no additional stock issued until after the shareholders of Butte Community Bank have approved the plan of reorganization and merger agreement and the reorganization is completed.

Management and Directors of Community Valley Bancorp

        The present Board of Directors of Community Valley Bancorp is composed of the ten current directors of Butte Community Bank, and consists of the following individuals:

M. Robert Ching, M.D.	Robert L. Morgan, M.D.
Eugene B. Even	James S. Rickards
John D. Lanam	Keith C. Robbins
Donald W. Leforce	Gary B. Strauss, M.D.
Ellis L. Matthews	Hubert I. Townshend

        Upon completion of the reorganization, the business of Butte Community Bank will be conducted as a subsidiary of Community Valley Bancorp, and will be carried on with the same directors, officers, personnel, property and name as before the transaction. Community Valley Bancorp will not pay its executive officers any amounts in addition to the amounts they receive as executive officers of Butte Community Bank.

        The following directors and officers of Butte Community Bank have agreed to serve as the initial directors and officers of Community Valley Bancorp:

Name	Position with Butte Community Bank	Position with Community Valley Bancorp
M. Robert Ching, M.D.	Director	Director
Eugene B. Even	Director	Director
John D. Lanam	Director	Director
Donald W. Leforce	Chairman	Chairman
Ellis L. Matthews	Director	Director
Robert L. Morgan, M.D.	Director	Director
James S. Rickards	Director	Director & Secretary
Keith C. Robbins	Director, President & CEO	Director, President & CEO
Gary B. Strauss, M.D.	Director	Director
Hubert I. Townshend	Director	Director
John F. Coger	Executive Vice Pres. & CFO	Executive Vice Pres. & CFO

        The business of Butte Community Bank will be carried on after the reorganization, with the same officers, employees and properties, and the Community Valley Bancorp directors shall serve until their successors have been duly elected and qualified at Community Valley Bancorp's next annual meeting of shareholders.

Supervision and Regulation of Community Valley Bancorp

        Upon completion of the reorganization, Community Valley Bancorp will become a bank holding company within the meaning of the Bank Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve Board. A notice application for prior approval to become a bank holding company has previously been filed by Community Valley Bancorp with the Federal Reserve Board.

        As a bank holding company, Community Valley Bancorp will be required to register with the Federal Reserve Board within 180 days after the reorganization is completed, and, thereafter, to file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve Board may require. The Federal Reserve Board also has the authority to examine

Community Valley Bancorp and each of its respective subsidiaries, as well as any arrangements between Community Valley Bancorp and any of its respective subsidiaries, with the cost of any such examination to be borne by Community Valley Bancorp.

        In the future, Community Valley Bancorp will be required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, Community Valley Bancorp would own or control more than 5 percent of the voting shares of such bank.

        A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, Butte Community Bank will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by Community Valley Bancorp, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. Community Valley Bancorp and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

        Community Valley Bancorp and any subsidiaries which it may acquire or organize after the reorganization will be deemed affiliates of Butte Community Bank within the meaning of the Federal Reserve Act. Loans by Butte Community Bank to affiliates, investments by Butte Community Bank in affiliates' stock, and taking affiliates' stock by Butte Community Bank as collateral for loans to any borrower will be limited to 10 percent of Butte Community Bank's capital, in the case of each affiliate, and 20 percent of Butte Community Bank's capital, in the case of all affiliates. In addition, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

        A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve Board considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public which outweigh possible adverse effects.

        Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve Board. The Gramm-Leach-Bliley Act ("GLBA") allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company is allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. GLBA also allows bank holding companies to engage in any activity considered "financial" in nature or incidental to such financial activities.

        Although Community Valley Bancorp has no present plans, agreements or arrangements to engage in any nonbanking activities, Community Valley Bancorp may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve Board.

        Directors, executive officers, and principal shareholders of Community Valley Bancorp will be subject to restrictions on the sale of their Community Valley Bancorp stock under Rule 144 as promulgated under the Securities Act of 1933.

Indemnification of Community Valley Bancorp's
Directors and Officers

        Community Valley Bancorp's Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

        The Bylaws provide that Community Valley Bancorp will indemnify its directors, officers and employees and that such right to indemnification shall be a contract right. The Bylaws also provide that Community Valley Bancorp may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Community Valley Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Community Valley Bancorp pursuant to the foregoing, Community Valley Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Butte Merger Company

General Background

        At the direction of the Board of Directors of Butte Community Bank, Butte Merger Company was incorporated on April    , 2002. It was organized to facilitate the reorganization. On the date of the reorganization, Butte Community Bank will merge with Butte Merger Company, with Butte Community Bank as the surviving entity.

Initial Capitalization

        Butte Merger Company was initially capitalized through the purchase of 100 shares of its common stock by Community Valley Bancorp for an aggregate sum of $100.00. The 100 shares of capital stock of Butte Merger Company issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by Community Valley Bancorp for 100 shares of Butte Community Bank common stock. Butte Merger Company will disappear and all of the outstanding shares of Butte Community Bank common stock will be owned by Community Valley Bancorp.

Butte Community Bank

General

        Butte Community Bank was incorporated under the laws of the State of California on May 14, 1990 and commenced business as a California state-chartered bank on December 14, 1990.

Bank Services

        As an independent commercial bank, Butte Community Bank offers a full range of commercial banking services primarily to the business and professional community and individuals located in Butte, Sutter and Placer Counties.

        Butte Community Bank offers a wide range of deposit instruments including personal and business checking accounts and savings accounts, interest-bearing negotiable order of withdrawal accounts, money market accounts and time certificates of deposit. Most of Butte Community Bank's deposits are attracted from individuals and from small and medium-sized business-related sources.

        Butte Community Bank also engages in a full complement of lending activities, including real estate construction, commercial and industrial, agricultural, real estate mortgage, as well as consumer loans, with particular emphasis on short and medium-term obligations. Although Butte Community Bank's loan portfolio is diversified; a substantial portion of its portfolio is secured by commercial and residential real estate. A loan may be secured (in whole or in part) by real estate even though the purpose of the loan is not to facilitate the purchase or development of real estate. At December 31, 2001, Butte Community Bank had loans (net of unearned fees) outstanding of $204 million, which represented approximately 83% of Butte Community Bank's total deposits and approximately 75% of its total assets.

        Real estate mortgage loans are secured by deeds of trust primarily on residential and commercial property. Repayment of real estate mortgage loans is generally from the cash flow of the borrower. Commercial and industrial loans have a high degree of industry diversification. Substantial portions of the commercial and industrial loans are secured by accounts receivable, inventory, leases or other collateral. The remainder is unsecured; however, extensions of credit are predicated on the financial capacity of the borrower. Repayment of commercial loans is generally from the cash flow of the borrower. Real estate construction loans consist of loans to residential contractors and consumers, which are secured by single-family residential properties. All real estate loans have established equity requirements. Repayment of real estate construction loans is generally from long-term mortgages with other lending institutions. Agricultural loans are generally secured by land, equipment, inventory and receivables. Repayment of this loan category is from the cash flow of the borrower. At December 31, 2001, real estate mortgage loans, commercial and industrial loans, real estate construction loans, agricultural loans and consumer loans constituted approximately 26%, 21%, 34%, 10% and 9% respectively, of Butte Community Bank's total loan portfolio.

        In the normal course of business, Butte Community Bank makes various loan commitments and incurs certain contingent liabilities. At December 31, 2001, these financial instruments included commitments to extend credit of $83 million, and standby letters of credit of $2 million. Of the $85 million in loan commitments outstanding at December 31, 2001, $63 million were on loans with maturities of one year or less. Due to the nature of the business of Butte Community Bank's customers, the only seasonal pattern or absolute predictability to the utilization of unused loan commitments exists in the agricultural loan portfolio. Butte Community Bank does not believe that any such utilization will constitute a material liquidity demand.

        In addition to the loan and deposit services discussed above, Butte Community Bank also offers a wide range of specialized services designed to attract and service the needs of commercial customers and account holders. These services include cashier's checks, traveler's checks, money orders, and foreign drafts. Butte Community Bank does not operate a trust department. Most of Butte Community Bank's business originates from within Butte County. Neither Butte Community Bank's business or liquidity is seasonal, and there has been no material effect upon Butte Community Bank's capital expenditures, earnings or competitive position as a result of federal, state or local environmental regulation.

Employees

        At December 31, 2001, Butte Community Bank employed 132 persons on a full-time equivalent basis. Butte Community Bank believes its employee relations are excellent.

Properties

        Butte Community Bank's main office is located at 2041 Forest Avenue, Chico, California 95928. It is a single story building consisting of approximately 8,000 square feet of office space. Butte Community Bank owns this building. Butte Community Bank owns the branch office located 672 Pearson Road, Paradise, California. This building is a single story wood exterior building consisting of approximately 4,500 square feet of office space.

        Butte Community Bank's Oroville branch is located at 2227 Myers Street, Oroville, California. This building, which is also owned by Butte Community Bank, is a single story brick structure consisting of approximately 9,000 square feet of office space. Butte Community Bank leases approximately 1,200 square feet of this building to an unaffiliated third party for $.92 per square foot under a lease which expires June 3, 2002.

        Butte Community Bank owns its Yuba City branch located at 1133 Butte House Road, Yuba City, California. This office is currently in escrow to be sold as Butte Community Bank has purchased land and built a new branch office to be located at 1600 Butte House Road. The new branch office will be situated in a building consisting of approximately 6,600 square feet. Butte Community Bank will lease approximately 1,300 square feet of this building to an unaffiliated third party for $2.40 per square foot.

        Butte Community Bank also owns its Ridgewood Drive facility located at 1390 Ridgewood Drive, Chico, California. This building houses Butte Community Bank's central services and real estate loan center. The building is a single story structure consisting of approximately 8,000 square feet.

        Butte Community Bank leases its North Chico branch located at 208 W. East Avenue, Suite E, Chico, California. The branch occupies 3,400 square feet under a lease agreement with an unaffiliated third party which expires March 31, 2003. Butte Community Bank also leases it Central Chico branch office located at 900 Mangrove Avenue, Chico, California from an unaffiliated third party. The branch consists of 6,000 square feet. The lease expires September 30, 2011 and Butte Community Bank has options to extend the term for four (4) five-year periods.

        Butte Community Bank leases its Magalia branch located at 14115 Lakeridge Circle, Magalia, California from an unaffiliated third party. The Magalia branch consists of 5,100 square feet under a lease agreement which expires May 1, 2003. Butte Community Bank has an option to extend this lease for five additional years. Butte Community Bank also leases its Roseville loan production office located at 114 North Sunrise, Suite C-3, Roseville, California from an unaffiliated third party. Butte Community Bank leases this 1,400 square foot office under a lease agreement which expires on January 31, 2003, and provides Butte Community Bank with an option to extend for an additional three years.

        Butte Community Bank's total occupancy expense, exclusive of furniture and equipment expense, for the year ended December 31, 2001 was approximately $499,000. Management believes that its existing and proposed facilities are adequate for its present purposes and anticipated growth in the foreseeable future.

Legal Proceedings

        From time to time, Butte Community Bank is a party to claims and legal proceedings arising in the ordinary course of business. Butte Community Bank's management is not aware of any material pending litigation proceedings to which it is a party or has recently been a party to, which will have a material adverse effect on the financial condition or results of operations of Butte Community Bank.

Competition

        The banking business in California generally, and in the market areas served by Butte Community Bank specifically, is highly competitive with respect to both loans and deposits. Butte Community Bank competes for loans and deposits with other commercial banks, savings and loan associations, finance companies, money market funds, credit unions and other financial institutions, including a number that are much larger than Butte Community Bank. As of June 30, 2001 there were 61 banking offices, including 23 offices of three major chain banks, operating within Butte Community Bank's primary market areas in the Butte, Sutter and Placer Counties. There has been increased competition for deposit and loan business over the last several years as a result of deregulation. Many of the major commercial banks operating in Butte Community Bank's market areas offer certain services, such as trust and international banking services, which Butte Community Bank does not offer directly. Additionally, banks with larger capitalization have larger lending limits and are thereby able to serve larger customers.

        In addition to competition from insured depository institutions, principal competitors for deposits and loans have been mortgage brokerage companies, insurance companies, brokerage houses, credit card companies and even retail establishments offering investment vehicles such as mutual funds, annuities and money market funds, as well as traditional bank-like services such as check access to money market funds, or cash advances on credit card accounts.

        In order to compete with the other financial institutions in its principal marketing area, Butte Community Bank relies principally upon local promotional activities, personal contacts by its officers, directors and employees, and close connections with its community.

Supervision and Regulation of Butte Community Bank

        General:    Butte Community Bank, as a California state-chartered bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the Commissioner of Financial Institutions and the FDIC. While Butte Community Bank is not a member of the Federal Reserve System, it is nevertheless subject to applicable provisions of the Federal Reserve Act and their regulations. The regulations of these various agencies govern most aspects of Butte Community Bank's business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in California and the United States, Butte Community Bank's business is particularly susceptible to changes in California and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

        Impact of Monetary Policies:    Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by Butte Community Bank on its deposits and its other borrowings and the interest received by Butte Community Bank on loans extended to its customers and securities held in its portfolio, comprises the major portion of Butte Community Bank's earnings. These rates are highly sensitive to many factors which are beyond the control of Butte Community Bank. Accordingly, the earnings and growth of Butte Community Bank are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

        The earnings and growth of Butte Community Bank are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on Butte Community Bank's business and earnings cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting Butte Community Bank's net income.

        Recent Legislation and Other Changes:    From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory agencies. Certain of the potentially significant changes which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

        The terrorist attacks in September, 2001, have impacted the financial services industry and have already led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

        Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLA"). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and/or other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

        Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

        Whether or not regulations are adopted, IMLA becomes effective July 23, 2002. Additional regulations are to be adopted during 2002 to implement minimum standards to verify customer identity, to encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, to prohibit the anonymous use of "concentration accounts," and to require all covered financial institutions to have in place a Bank Secrecy Act compliance program.

        The Federal Reserve Board and the Secretary of the Treasury in January 2001 jointly adopted a final rule governing merchant banking investments made by financial holding companies. The rule implements provisions of the Gramm-Leach-Bliley Act discussed below that permit financial holding companies to make investments as part of a bona fide securities underwriting or merchant or investment banking activity. The rule provides that a financial holding company may not, without Federal Reserve Board approval, directly or indirectly acquire any additional shares, assets or ownership interests or make any additional capital contribution to any company the shares, assets or ownership interests of which are held by the financial holding company subject to the rule if the aggregate carrying value of all merchant banking investments held by the financial holding company exceeds:

  •
  30 percent of the Tier 1 capital of the financial holding company, or

  •
  after excluding interests in private equity funds, 20 percent of the Tier 1 capital of the financial holding company.

        A separate final rule will establish the capital charge of merchant banking investments for the financial holding company.

        The American Homeownership and Economic Opportunity Act of 2000 was enacted in late 2000 and provides for certain regulatory and financial relief to depository institutions. With respect to savings and loan associations, the Home Owners' Loan Act was amended to

  •
  repeal the savings association liquidity requirements, and

  •
  permit a savings and loan holding company with prior approval to acquire more than 5% of the voting shares of a nonsubsidiary savings association or nonsubsidiary savings and loan holding company.

        With respect to national banks, the Banking Act of 1933 was amended to allow a national bank to

  •
  specifically reorganize into a bank holding company structure or merge with subsidiaries and nonbank affiliates

  •
  have more than 25 directors as may be allowed by the Comptroller,

  •
  have director terms of up to three years,

  •
  have a classified board, and

  •
  allow the repurchase of stock to prevent loss upon a previously contracted debt without having to dispose of it within a period of six months.

        In addition, federal banking law was amended to authorize the Comptroller to waive the citizenship requirement for a minority of the directors on national bank board and to repeal the 20% surplus requirement for national banks. As to depository institutions, in general, the federal banking agencies are to develop a system for the electronic filing and dissemination of depository institution call reports.

        The Gramm-Leach-Bliley Act ("GLBA") was enacted in late 1999. GLBA, among other things, repeals the Glass-Steagall Act. The Glass-Steagall Act enacted in the depression era prohibited banks from affiliating with securities firms. In addition, GLBA allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company will be allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. Currently, bank holding companies are strictly limited in the amount of insurance and securities underwriting activities in which they may engage.

        GLBA also allows bank holding company companies to engage in any activity considered "financial" in nature or incidental to such financial activities. Under the existing Bank Holding Company Act, incidental activities are limited to those that are "banking" in nature or incidental to such banking activities.

        Financial activities include, as well as lending, providing insurance as an agent, broker or as principal, issuing annuities, underwriting, and dealing in or making a market in securities. All insurance activities that are to be conducted must be conducted in compliance with applicable state laws. In connection with insurance sales the United States Supreme Court case of Barnett Bank of Marion County N.A. v. Nelson, 116 S. Ct. 1103 (1996) is followed by GLBA, and GLBA further provides that "no state may, by statute, regulation, order, interpretation, or other action, prevent or significantly interfere with the ability of an insured depository institution, or a subsidiary or affiliate thereof, to engage, directly or indirectly, either by itself or in conjunction with a subsidiary, affiliate, or any other party, in any insurance sales, solicitation, or cross-marketing activity."

        The Community Reinvestment Act provisions in GLBA require that any new bank holding company that is formed meet the conditions that all of the company's insured depository institutions are well capitalized and well managed or received at least a satisfactory rating in the most recent Community Reinvestment Act examination.

        Other key aspects of GLBA include the following:

•
streamlining bank holding company supervision by defining the roles of the Federal Reserve and other federal and state regulators;

•
prohibiting FDIC assistance to affiliates and subsidiaries of banks and thrifts;

•
allowing a national bank that is well capitalized and well managed to establish new operating subsidiaries that may engage in financial activities other than insurance underwriting, merchant banking, insurance company portfolio investments, real estate development and real estate investment, so long as the aggregate assets of all financial subsidiaries do not exceed 45% of the parent's assets or $50 billion, whichever is less;

•
permitting national banks to underwrite municipal bonds;

•
providing that securities activities conducted by a bank subsidiary will be subject to regulation by the Securities and Exchange Commission;

•
providing that insurance activities conducted by a bank subsidiary will be subject to regulation by the applicable state insurance authority;

•
replacing broker-dealer exemptions allowed to banks with limited exemptions;

•
providing that de novo unitary thrift holding company applications received by the Office of Thrift Supervision after May 4, 1999 shall not be approved;

•
providing that existing unitary thrift holding companies may only be sold to financial companies;

•
adopting new privacy provisions which allow customers to "opt out" of sharing nonpublic personal information with nonaffiliated third parties subject to certain exceptions;

•
requiring that ATM's which impose a fee on noncustomers to disclose on the ATM screen the amount of the fee prior to a transaction becoming irrevocable on the ATM;

•
providing regulatory relief to smaller banks with less than $250 million in total assets with respect to the frequency of CRA examinations. The time between examinations may be as long as five years for small banks and savings and loans; and

•
requiring plain language for federal banking agency regulations.

        On October 1, 1998, the FDIC adopted two new rules governing minimum capital levels that FDIC-supervised banks must maintain against the risks to which they are exposed. The first rule makes risk-based capital standards consistent for two types of credit enhancements (i.e., recourse arrangements and direct credit substitutes) and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on equity securities to be recognized for risk-based capital purposes.

        In August 1997, Assembly Bill 1432 ("AB1432") was signed into law, which provides for certain changes in the banking laws of California. Effective January 1, 1998 AB1432 eliminates the provisions regarding impairment of contributed capital and the assessment of shares when there is an impairment of capital. AB1432 now allows the California Department of Financial Institutions to close a bank, if the Department of Financial Institutions finds that the bank's tangible shareholders' equity is less than the greater of 3% of the bank's total assets or $1 million. AB1432 also moved administration of the Local Agency Program from the California Department of Financial Institutions to the California State Treasurer's office.

        It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on Butte Community Bank and on the financial institutions industry in general. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Capital Ratios

        As of December 31, 2001, Butte Community Bank's leverage ratio was 7.7%, its Tier 1 risk-based capital ratio was 10.4%, and its total risk-based capital ratio was 11.6%. Based upon these capital ratios and Butte Community Bank's standing with the FDIC, Butte Community Bank is considered a well capitalized institution.

Selected Financial Information

        The following table sets forth selected financial data of Butte Community Bank as of December 31, 2001, 2000, 1999, 1998 and 1997, respectively:

	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)
Interest income	$19,389	$16,532	$12,188	$11,003	$8,252
Interest expense	7,344	5,518	3,705	3,673	2,676
Provision for loan losses	500	805	305	565	250
Other income	4,026	3,168	2,796	2,930	1,745
Other expense	11,760	10,330	8,751	7,564	5,662
Net income	3,811	3,047	2,223	2,131	1,409
Earnings per share (basic)	$2.04	$1.72	$1.28	$1.25	$1.14
Total assets	$272,464	$214,906	$159,332	$145,481	$118,924
Total deposits	$246,420	$194,125	$142,874	$131,756	$108,248
Total equity	$20,820	$16,844	$13,838	$11,400	$8,790

Price Range of Butte Community Bank's Common Stock

        The shares of Butte Community Bank common stock are thinly traded, and no established public trading market exists. The shares of Butte Community Bank common stock are not listed on a national exchange, and there is no established public market for Butte Community Bank common stock. The high and low sales prices and volume of trades concerning Butte Community Bank common stock are provided in the chart below.

	Sales Prices
Calendar Quarter			Number of Shares Traded
	High	Low
2002
First quarter	$25.10	$24.00	40,100
2001
Fourth quarter	$24.50	$21.00	81,600
Third quarter	$23.90	$17.11	103,100
Second quarter	$17.00	$15.50	22,400
First quarter	$17.44	$16.00	21,600
2000
Fourth quarter	$18.38	$15.88	20,700
Third quarter	$16.63	$12.50	36,000
Second quarter	$18.25	$14.00	30,100
First quarter	$20.00	$15.00	6,400

Dividends

        Butte Community Bank has paid cash dividends of $.10 per share on June 30, 2001, October 25, 2001, and January 28, 2002. The payment of dividends in the future is subject to the discretion of the Board of Directors of Butte Community Bank and will depend on Butte Community Bank's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. Butte Community Bank issued a 4-for-3 stock split on November 15, 1999 to shareholders of record as of November 1, 1999; and issued a 4-for-3 stock split on November 14, 1997 to shareholders of record as of October 31, 1997. After the reorganization, it is expected that Butte

Community Bank will pay a dividend to Community Valley Bancorp in the amount of approximately $35,000 to pay for the reorganization costs and initial capitalization and provide Community Valley Bancorp with working capital. If the reorganization is approved, dividends to shareholders may be paid by Community Valley Bancorp. The payment of cash dividends by Community Valley Bancorp in the future is subject to the discretion of the Board of Directors of Community Valley Bancorp and will depend on Butte Community Bank paying a cash dividend to Community Valley Bancorp. Butte Community Bank's ability to pay a cash dividend to Community Valley Bancorp will depend on Butte Community Bank's earnings, financial condition and other relevant factors, including applicable regulatory orders and restrictions with respect to dividends. No cash dividends by Community Valley Bancorp are expected to be paid in the immediate future.

Unaudited Pro Forma Capitalization

        The following table sets forth the unaudited actual capitalization of Butte Community Bank at December 31, 2001, the proposed capitalization of Butte Merger Company and Community Valley Bancorp immediately prior to completion of the reorganization, and the pro forma capitalization of Butte Community Bank and Community Valley Bancorp on a consolidated basis to reflect the completion of the reorganization.

	Butte Community Bank(1)	Butte Merger Company(2)	Community Valley Bancorp(3)	Pro Forma of Community Valley Bancorp and Butte Community Bank
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders' Equity:
Common stock	$6,131,300	$100	$150	$6,131,300
Other capital accounts	14,688,900	0	0	14,688,900

Total	$20,820,200	$100	$150	$20,820,200

Per Share Data:
Common stock
Authorized	17,777,777	1,000	20,000,000	20,000,000
Outstanding	1,986,433	100	100	100

(1)
Capital stock and outstanding shares are stated as of December 31, 2001.

(2)
Funds to capitalize Butte Merger Company were obtained by issuing 100 shares to Community Valley Bancorp for $100. At the time of the reorganization, Community Valley Bancorp will receive $100, and the shares of Butte Merger Company common stock will be exchanged for shares of Butte Community Bank common stock.

(3)
Funds to capitalize Community Valley Bancorp were obtained by a loan in the amount of $30,000 and the issuing of a total of 100 shares of Community Valley Bancorp for the sum of $150.00. Upon completion of the reorganization, the loan will be repaid and the 100 shares will be repurchased by Community Valley Bancorp.

        As of December 31, 2001, Butte Community Bank had issued and outstanding 1,986,432 shares of common stock which, based upon the December 31, 2001 total shareholders' equity of Butte Community Bank of $20.8 million results in a book value of $10.47 per share for Butte Community Bank common stock. After the reorganization and the one-for-one share exchange of Butte Community Bank common stock for Community Valley Bancorp common stock, and based on the shares outstanding as of the April 1, 2002 record date, Community Valley Bancorp will have 1,991,869 shares of common stock issued and outstanding, plus any additional shares up to 168,048 shares of common stock which become outstanding pursuant to the exercise of outstanding stock options under Butte Community Bank's 1997 stock option plan and 2000 stock option plan.

Financial Statements and Related Matters

        Butte Community Bank's audited statements of condition as of December 31, 2001 and 2000 and related audited statements of earnings, changes in stockholders' equity and cash flows for each of the years ended December 31, 2001 and 2000, prepared in conformity with generally accepted accounting principles, report of independent public accountants, management's discussion and analysis of financial condition and the results of operations are set forth in Butte Community Bank's 2001 Annual Report to Shareholders which has been previously delivered to the shareholders. A copy of these sections of the annual report is included with this proxy statement/prospectus.

Management of Butte Community Bank

Directors and Election of Directors

        The persons named below, all of whom are currently members of Butte Community Bank's Board of Directors, have been nominated for election as directors to serve until the 2003 annual meeting of shareholders and until their successors are elected and have qualified. Votes of the proxyholders will be cast in such a manner as to effect the election of all ten (10) nominees, as appropriate, (or as many thereof as possible under the rules of cumulative voting). The ten nominees for directors receiving the most votes will be elected directors. In the event that any of the nominees should be unable to serve as a director, it is intended that the proxy will be voted for the election of such substitute nominee, if any, as shall be designated by Butte Community Bank's Board of Directors. The Board of Directors has no reason to believe that any of the nominees named below will be unable to serve if elected. Additional nominations for directors may only be made by complying with the nomination procedures which are included in the notice of annual meeting of shareholders accompanying this proxy statement.

        The following table sets forth, as of April 1, 2002, the names of, and certain information regarding, the directors of Butte Community Bank.

Name and Title Other than Director	Age	Year First Appointed Director	Principal Occupation During the Past Five Years
M. Robert Ching, M.D.	56	1990	Orthopedic surgeon.
Eugene B. Even	74	1990	Retired.
John D. Lanam	67	1990	Retired. Former attorney and senior partner of McKernan, Lanam, Bakke, Benson & Bodney, a law firm.
Donald W. Leforce Chairman of the Board	54	1990	Secretary/Treasurer and former President of Compass Equipment, Inc., a mining and heavy equipment manufacturing corporation.
Ellis L. Matthews	68	1990	Certified public accountant and senior partner of Matthews & Hutton, an accountancy firm.
Robert L. Morgan, M.D.	74	1990	Retired.

James S. Rickards Secretary	51	1990	Real estate broker associated with Century 21 Select since April, 2000. Former broker associate with Prudential California from 1998. Prior to that time, broker and owner of Northern California Properties.
Keith C. Robbins President/CEO	60	1990	President and Chief Executive Officer of the Bank.
Gary B. Strauss, M.D. Vice Chairman	71	1990	Retired.
Hubert I. Townshend	65	1990	Semi-retired. Involved in general engineering, contracting and equipment rental. Past partner of S&T Logging Co. Inc.

        All of the nominees named above have served as the initial members of Butte Community Bank's Board since their appointment in 1990. All nominees will continue to serve if elected at the meeting until the 2003 annual meeting of shareholders and until their successors are elected and have qualified. None of the directors were selected pursuant to any arrangement or understanding other than with the directors and executive officers(1) of Butte Community Bank acting within their capacities as such. There are no family relationships between any of the directors of Butte Community Bank. No director of Butte Community Bank serves as a director of any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

(1)
As used in this proxy statement, the term "executive officer" of Butte Community Bank includes the President/Chief Executive Officer and the Executive Vice President/Chief Financial Officer.

The Board of Directors and Committees

        Butte Community Bank's Board of Directors met twelve (12) times in 2001. None of Butte Community Bank's directors attended less than 75 percent of all Board of Directors' meetings and committee meetings (of which they were a member) that were held in 2001.

        Butte Community Bank has an Audit Committee which met four (4) times in 2001. The Audit Committee consisted of Mr. Matthews (chairman), Drs. Ching and Morgan, and Mr. Lanam and former director, Mr. Jack B. Schmelke. The purpose of the Audit Committee is to oversee internal audits and to review audits by Butte Community Bank's independent outside auditors.

        Butte Community Bank has a Personnel Committee which met two (2) times in 2000. The Personnel Committee consists of Mr. Townshend (chairman) and Messrs. Even, Lanam, and Rickards and former director, Mr. Schmelke. The purpose of the Personnel Committee is to determine the compensation of the executive officers and set the guidelines for the compensation of the employees of Butte Community Bank.

        During 2001 Butte Community Bank did not have a Nominating Committee.

Compensation of Directors

        During 2001, directors, other than Mr. Robbins, received a base fee of $525.00 per month for serving as directors (provided the director attends 75% of the meetings) and received additional fees for chairing meetings and attending meetings. Mr. Robbins also received a base fee of $525.00 per month for serving as a director. Butte Community Bank's Chairman of the Board also received an additional $300 per month for serving as the Chairman. Any director, other than Mr. Robbins, who chaired a Board of Directors or committee meeting which met during the month received an additional $50.00 per month for serving as the chairman. In addition, directors, other than Mr. Robbins, but including the chairman, who attended any Board meeting also received an additional $315.00 per Board of Directors meeting attended. Directors, other than Mr. Robbins, but including the chairman of any committee, who attended any committee meeting held at the same gathering as a Board of Director's meeting (other than one committee meeting held concurrently with the Board meeting) also received an additional $50.00 per committee meeting attended. Directors, other than Mr. Robbins, but including the chairman of any committee, who attended any other committee meeting received $210 per committee meeting attended. In addition, if any Board of Directors or committee meeting extended beyond three hours, directors, other than Mr. Robbins, received an additional $105.00 per hour for each hour the meeting extended over three hours, subject to a maximum additional $210.00 per meeting. Directors, other than Mr. Robbins, who traveled to a Board of Directors or committee meeting held outside the town of the director's residence received an additional $15.00 travel fee per meeting and all other travel in connection with the Board of Director's or Butte Community Bank's activities was compensated at $.31 per mile. During 2002, the compensation to directors will be the same as the compensation during 2001.

        In May, 1997, each director of Butte Community Bank received a stock option under Butte Community Bank's 1997 Stock Option Plan to acquire 7,424 shares of common stock, post the two 4-for-3 stock splits. The exercise price for these shares is $8.16 per share, post the two 4-for-3 stock splits. The options are for a term of ten years expiring in May, 2007 and are 100% vested. In addition, in May, 2000, each director of Butte Community Bank, other than Mr. Robbins, received a stock option under Butte Community Bank's 2000 Stock Option Plan to acquire 7,500 shares of common stock. The exercise price for these shares is $16.75 per share. The options are for a term of ten years expiring in May, 2010. The vesting of the director options is 20% of the total option amount per year with the first 20% amount having vested in May, 2001.

  Director Retirement Agreements

        In April, 1998, each director of Butte Community Bank, other than Mr. Robbins, entered into a Director Retirement Agreement which provides for the payment of a monthly retirement benefit for a period of sixty months based upon an individualized vesting schedule which takes into account the years of service as a director and each director's individual retirement age. The agreement also pays in the event of a change in control of Butte Community Bank or disability or death of the director. The vesting schedule provides for a maximum payment of $500 per month.

  Director Deferred Fee Agreements

        Directors of Butte Community Bank have the option of participating in Butte Community Bank's Director Deferred Fee Program. Pursuant to the Director Deferred Fee Program, directors make an initial deferral election by filing with Butte Community Bank a signed election form which sets forth the amount of the director's fees to be deferred. Butte Community Bank then establishes a Deferral Account on its books for the director and credits to the Deferral Account the fees deferred by the director and interest on the account balance at a rate equal to Butte Community Bank's prime lending rate as of December 31 of the previous year plus one-half percent compounded each December 31 and assuming all deferrals have been made as of January 1 of such year. The Deferral Account is not a trust fund of any kind and the director is a general unsecured creditor of Butte Community Bank for the payment of the benefits. Benefits under the Director Deferred Fee Program are payable upon the director's termination of service. The amount of benefit payable is the Deferral Account balance at the date of termination of service. This amount shall be paid to the director in 120 monthly installments commencing on the first day of the month following the director's termination of service. Dr. Ching and Mr. Leforce have each entered into Director Deferred Fee Agreements with Butte Community Bank.

  Director Emeritus Plan

        During 2001, Butte Community Bank also established a Directors Emeritus Plan. Those directors who have served ten or more consecutive years as an outside director and any outside directors who have served five or more consecutive years as an outside director and immediately prior thereto served five or more years as an inside director, are eligible to participate in the Directors Emeritus Plan. Each Director Emeritus will be a five year position or until a Director Emeritus shall sell a majority of his or her ownership in Butte Community Bank. Directors Emeritus will receive a monthly fee equal to a percent of the base director fee they were receiving for serving as a director at the time they became Director Emeritus. For the first year, they shall receive 90%, for the second year, they shall receive 80%, for the third year, they shall receive 60%, for the fourth year, they shall receive 50%, and for the fifth year, they shall receive 40%. In the event of any merger, consolidation of acquisition where Butte Community Bank is not the surviving entity, the Director Emeritus Plan shall remain in full force and effect; provided, however, the resulting corporation may elect to pay the Director Emeritus a lump sum amount in cash equal to 50% of the remaining benefits due the Director Emeritus.

Executive Officers

        The following table sets forth information, as of April 1, 2002, concerning executive officers of Butte Community Bank:

Name	Age	Position and Principal Occupation For the Past Five Years
Keith C. Robbins	60	President and Chief Executive Officer of Butte Community Bank.
John F. Coger	52	Executive Vice President and Chief Financial Officer of Butte Community Bank.

Executive Compensation

        The persons serving as the executive officers of Butte Community Bank received during 2001, and are expected to continue to receive in 2002, cash compensation in their capacities as executive officers of Butte Community Bank.

        The following Summary Compensation Table indicates the compensation of Butte Community Bank's executive officers.

Summary Compensation Table

								Long Term Compensation
Annual Compensation								Awards		Payouts
(a)	(b)	(c)			(d)		(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)			Bonus ($)		Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Options/ SARs	LTIP Payouts ($)	All Other Compensation ($)(2)
Keith C. Robbins President and Chief Executive Officer	2001 2000 1999	$ $ $	175,253 165,690 151,200	(1) (1) (1)	$ $ $	173,027 151,736 136,731	0 0 0	0 0 0	0 7,500 Options 0	0 0 0	$ $ $	13,122 18,389 13,575	(3)
John F. Coger Executive Vice President and Chief Financial Officer	2001 2000 1999	$ $ $	104,060 98,170 89,250		$ $ $	133,703 117,250 105,656	0 0 0	0 0 0	0 7,500 Options 0	0 0 0	$ $ $	9,452 15,127 10,265	(3)
John A. Stanton(4) Executive Vice President and Chief Operating Officer	2001 2000 1999	$ $ $	104,060 98,170 89,250		$ $ $	133,703 117,250 105,656	0 0 0	0 0 0	0 7,500 Options 0	0 0 0	$ $ $	11,473 16,127 10,649	(3)

(1)
Includes $6,300 in directors fees.

(2)
This amount represents Butte Community Bank's contribution under Butte Community Bank's Employee Stock Ownership Plan, and the cost of premiums for excess medical, dental and life insurance.

(3)
This amount does not include Butte Community Bank's contribution under Butte Community Bank's Employee Stock Ownership Plan as such amount has not yet been determined.

(4)
Mr. Stanton passed away in January, 2002.

Option/SAR Exercises and Year-End Value Table

Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Value

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options/SARs at Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In- the-Money Options/SARs at Year-End ($) Exercisable/ Unexercisable
Keith C. Robbins	23,511	$309,378	Options Only 8,657/6,000	Options Only $243,182/$45,000
John F. Coger	34,666	$455,164	Options Only 1,500/6,000	Options Only $11,250/$45,000
John A. Stanton	12,592	$185,686	Options Only 1,500/6,000	Options Only $11,250/$45,000

        Mr. Robbins has a three year employment contract with Butte Community Bank beginning April 27, 1995 and which currently expires April 27, 2004. In addition, unless the employment contract is otherwise terminated, the term of the employment contract shall automatically extend in annual increments of one year so as to always remain a three year employment contract. Mr. Robbins' annual salary is currently fixed at $209,821 and may be renegotiated. Under the terms of the employment contract, Mr. Robbins is entitled to incentive compensation provided that Butte Community Bank attains a minimum 10% return on equity each year, as well as other criteria. In the past, in the event Butte Community Bank attained the minimum 10% return on equity, as well as other criteria, a bonus pool was established in an amount equal to 30% of the amount in excess of the 10% return on equity. Mr. Robbins was entitled to incentive compensation in the amount of 36.67% of the bonus pool. In the future, in the event Butte Community Bank attains the minimum 10% return on equity, as well as meeting other requirements, a bonus pool will be established in an amount equal to 21.5% of the amount in excess of the 10% return on equity. Mr. Robbins will be entitled to incentive compensation in the amount of 38.45% of the bonus pool. Mr. Robbins' employment contract provides that in the event he becomes disabled, he shall be entitled to 100% of his salary for ninety days. In addition, if Butte Community Bank is merged, sold or acquired and the merging, purchasing or acquiring entity elects not to employ Mr. Robbins in a like position, he shall paid an amount equal to the remaining term of the employment contract.

        Mr. Robbins has a salary continuation agreement with Butte Community Bank which provides that Butte Community Bank will pay him $125,000 plus a 3% cost of living adjustment per year for 20 years following his retirement from Butte Community Bank at age 65 ("Retirement Age"). In the event of disability while Mr. Robbins is actively employed prior to Retirement Age, he will have the option to take the $125,000 plus a 3% cost of living adjustment per year for 20 years beginning at the earlier of the time when he reaches age 65 or the date on which he is no longer entitled to disability benefits under his principal disability insurance policy. In the event Mr. Robbins dies while actively employed by Butte Community Bank prior to Retirement Age, his beneficiary will receive from Butte Community Bank $125,000 plus a 3% cost of living adjustment per year for 20 years beginning one month after his death. In the event of termination without cause, early retirement, or voluntary termination, Mr. Robbins shall receive $125,000 plus a 3% cost of living adjustment per year for 20 years beginning with the month following the month in which Mr. Robbins terminates employment and attains age 65.

In the event Mr. Robbins is terminated for cause he will forfeit any benefits from the salary continuation agreement.

        Mr. Robbins has an Executive Supplemental Retirement Plan Agreement that provides him with the option of deferring a portion of his salary. Mr. Robbins has elected to defer $20,000 per year. Butte Community Bank has established a Deferral Account on its books for Mr. Robbins and credits to the Deferral Account the fees deferred by Mr. Robbins and interest on the account balance at a rate equal to Butte Community Bank's prime lending rate as of December 31 of the previous year plus one-half percent compounded each December 31 and assuming all deferrals have been made as of January 1 of such year. In addition, Butte Community Bank has purchased an annuity for protection of the benefits. All earnings received above Butte Community Bank's normal anticipated after tax return earnings on the annuity and the cost of an insurance policy related to this benefit are also credited to Mr. Robbins' Deferral Account. The Deferral Account is not a trust fund of any kind and Mr. Robbins is a general unsecured creditor of Butte Community Bank for the payment of the benefits. Benefits under the Supplemental Retirement Plan Agreement are payable upon Mr. Robbins' termination of service. Upon Mr. Robbins' retirement at age 65, he will be entitled to the Deferral Account balance in one hundred eighty (180) monthly installments beginning on the first day of the month following his retirement, unless Mr. Robbins elects one year prior to receiving any benefits to take benefits in a lump sum or otherwise. If Mr. Robbins retires or terminates service prior to the age of 65, the amount of benefit payable is also the Deferral Account balance at the date of termination of service in one hundred eighty (180) monthly installments beginning on the first day of month following his attaining age 65, unless Mr. Robbins elects one year prior to receiving any benefits to take benefits in a lump sum or otherwise. If termination of service occurs due to disability, the amount of benefit payable is also the Deferral Account balance at the date of termination of service in one hundred eighty (180) monthly installments beginning on the first day of month following his disability, unless Mr. Robbins elects one year prior to receiving any benefits to take benefits in a lump sum or otherwise. If termination of service occurs due to a change in control of Butte Community Bank, Butte Community Bank shall credit Mr. Robbins' Deferral Account with the entire amount that Mr. Robbins would have deferred for the entire deferral period, and the amount of benefit shall be paid to Mr. Robbins within 30 days of the change in control. If Mr. Robbins suffers hardship, Butte Community Bank may distribute to him all or a portion of the Deferral Account balance as necessary to relieve the financial hardship. Finally, if termination of service occurs due to Mr. Robbins' death, Butte Community Bank shall credit Mr. Robbins' Deferral Account with the entire amount that Mr. Robbins would have deferred for the entire deferral period utilizing the proceeds from the insurance policy which Butte Community Bank purchased in connection with this agreement. The amount shall be paid in one hundred eighty (180) monthly installments beginning on the first day of the month following his death. Interest accrues on all amounts deferred until final payment.

        Mr. Coger has a three year employment contract with Butte Community Bank beginning April 27, 1995 and which currently expires April 27, 2004. In addition, unless the employment contract is otherwise terminated, the term of the employment contract shall automatically extend in annual increments of one year so as to always remain a three year employment contract. Mr. Coger's annual salary is currently fixed at $135,644 and may be renegotiated. Under the terms of the employment contract, Mr. Coger is entitled to incentive compensation provided that Butte Community Bank attains a minimum 10% return on equity each year, as well as other criteria. In the past, in the event Butte Community Bank attained the minimum 10% return on equity, as well as other criteria, a bonus pool was established in an amount equal to 30% of the amount in excess of the 10% return on equity. Mr. Coger was entitled to incentive compensation in the amount of 28.33% of the bonus pool. In the future, in the event Butte Community Bank attains the minimum 10% return on equity, as well as meeting other requirements, a bonus pool will be established in an amount equal to 21.5% of the amount in excess of the 10% return on equity. Mr. Coger will be entitled to incentive compensation in the amount of 29.33% of the bonus pool. Mr. Coger's employment contract provides that in the event he becomes disabled, he shall be entitled to 100% of his salary for ninety days. In addition, if Butte Community Bank is merged, sold or acquired and the merging, purchasing or acquiring entity elects not to employ Mr. Coger in a like position, he shall paid an amount equal to the remaining term of the employment contract.

        Mr. Coger has a salary continuation agreement with Butte Community Bank which provides that Butte Community Bank will pay him $100,000 plus a 3% cost of living adjustment per year for 20 years following his retirement from Butte Community Bank at age 65 ("Retirement Age"). In the event of disability while Mr. Coger is actively employed prior to Retirement Age, he will have the option to take the $100,000 plus a 3% cost of living adjustment per year for 20 years beginning at the earlier of the time when he reaches age 65 or the date on which he is no longer entitled to disability benefits under his principal disability insurance policy. In the event Mr. Coger dies while actively employed by Butte Community Bank prior to Retirement Age, his beneficiary will receive from Butte Community Bank $100,000 plus a 3% cost of living adjustment per year for 20 years beginning one month after his death. In the event of termination without cause, early retirement, or voluntary termination, Mr. Coger shall receive $100,000 plus a 3% cost of living adjustment per year for 20 years beginning with the month following the month in which Mr. Coger terminates employment and attains age 65. In the event Mr. Coger is terminated for cause he will forfeit any benefits from the salary continuation agreement.

        Mr. Coger has an Executive Supplemental Retirement Plan Agreement that provides him with the option of deferring a portion of his salary. Mr. Coger has elected to defer $10,000 per year. Butte Community Bank has established a Deferral Account on its books for Mr. Coger and credits to the Deferral Account the fees deferred by Mr. Coger and interest on the account balance at a rate equal to Butte Community Bank's prime lending rate as of December 31 of the previous year plus one-half percent compounded each December 31 and assuming all deferrals have been made as of January 1 of such year. In addition, Butte Community Bank has purchased an annuity for protection of the benefits. All earnings received above Butte Community Bank's normal anticipated after tax return earnings on the annuity and the cost of an insurance policy related to this benefit are also credited to Mr. Coger's Deferral Account. The Deferral Account is not a trust fund of any kind and Mr. Coger is a general unsecured creditor of Butte Community Bank for the payment of the benefits. Benefits under the Supplemental Retirement Plan Agreement are payable upon Mr. Coger's termination of service. Upon Mr. Coger's retirement at age 65, he will be entitled to the Deferral Account balance in one hundred eighty (180) monthly installments beginning on the first day of the month following his retirement, unless Mr. Coger elects one year prior to receiving any benefits to take benefits in a lump sum or otherwise. If Mr. Coger retires or terminates service prior to the age of 65, the amount of benefit payable is also the Deferral Account balance at the date of termination of service in two hundred forty (240) monthly installments beginning on the first day of month following his attaining age 65, unless Mr. Coger elects one year prior to receiving any benefits to take benefits in a lump sum or otherwise. If termination of service occurs due to disability, the amount of benefit payable is also the Deferral Account balance at the date of termination of service in two hundred forty (240) monthly installments beginning on the first day of month following his disability, unless Mr. Coger elects one year prior to receiving any benefits to take benefits in a lump sum or otherwise. If termination of service occurs due to a change in control of Butte Community Bank, Butte Community Bank shall credit Mr. Coger's Deferral Account with the entire amount that Mr. Coger would have deferred for the entire deferral period, and the amount of benefit shall be paid to Mr. Coger within 30 days of the change in control. If Mr. Coger suffers hardship, Butte Community Bank may distribute to him all or a portion of the Deferral Account balance as necessary to relieve the financial hardship. Finally, if termination of service occurs due to Mr. Coger's death, Butte Community Bank shall credit Mr. Coger's Deferral Account with the entire amount that Mr. Coger would have deferred for the entire deferral period utilizing the proceeds from the insurance policy which Butte Community Bank purchased in connection with this agreement. The amount shall be paid in two hundred forty (240) monthly installments beginning on the first day of the month following his death. Interest accrues on all amounts deferred until final payment.

Other Matters

        Management does not know of any matters to be presented at the meeting other than those set forth above. However, if other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote the shares represented by the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.

Legal Matters

        Certain legal matters in connection with the issuance of the shares of Community Valley Bancorp's common stock will be passed upon by Gary Steven Findley & Associates, Anaheim, California.

Exhibit A

Plan of Reorganization and Merger Agreement

A-1

PART II

Item 20. Indemnification of Directors and Officers

        The Articles of Incorporation and Bylaws of Community Valley Bancorp ("Registrant") provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Registrant's Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

        Registrant's Bylaws provide that Registrant shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Registrant's Bylaws also provide that Registrant shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Registrant would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Registrant's Bylaws.

Item 21. Exhibits

2.
Agreement and Plan of Reorganization and Merger by and between Registrant, Butte Merger Company and Butte Community Bank attached as Exhibit A to the proxy statement-prospectus contained in Part I of this Registration Statement

3.1
Articles of Incorporation of Registrant

3.2
Bylaws of Registrant

4.
Specimen form of certificate for Community Valley Bancorp common stock

5.
Opinion re: legality

21.
Sole Subsidiary of the Registrant is Butte Merger Company, a California corporation.

23.1
Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement.

99.
Form of proxy to be utilized in connection with Butte Community Bank's annual meeting.

Item 28. Undertakings

        The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chico, California, on April 16, 2002.

Community Valley Bancorp
/s/ KEITH C. ROBBINS Keith C. Robbins, President & CEO

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ DONALD W. LEFORCE Donald W. Leforce	, Chairman	April 16, 2002
/s/ M. ROBERT CHING, M.D. M. Robert Ching, M.D.	, Director	April 16, 2002
/s/ EUGENE B. EVEN Eugene B. Even	, Director	April 16, 2002
/s/ JOHN D. LANAM John D. Lanam	, Director	April 16, 2002
/s/ ELLIS L. MATTHEWS Ellis L. Matthews	, Director	April 16, 2002
/s/ ROBERT L. MORGAN, M.D. Robert L. Morgan, M.D.	, Director	April 16, 2002
/s/ JAMES S. RICKARDS James S. Rickards	, Director	April 16, 2002
/s/ KEITH C. ROBBINS Keith C. Robbins	, Director, Principal Executive Officer	April 16, 2002

/s/ GARY B. STRAUSS, M.D. Gary B. Strauss, M.D.	, Director	April 16, 2002
/s/ HUBERT I. TOWNSHEND Hubert I. Townshend	, Director	April 16, 2002
/s/ JOHN F. COGER John F. Coger	, Principal Accounting & Financial Officer	April 16, 2002

Exhibit Index

Exhibit No.	Description
3.1	Articles of Incorporation of Registrant
3.2	Bylaws of Registrant
4.	Specimen form of certificate for Community Valley Bancorp common stock
5.	Opinion re: legality
99.	Form of proxy to be utilized in connection with Butte Community Bank's annual meeting

QuickLinks

Proxy Statement of Butte Community Bank Prospectus of Community Valley Bancorp
Proxy Statement/Prospectus Table of Contents
Summary of Proxy Statement/Prospectus
Introduction
Revocability of Proxies
Persons Making The Solicitation
Voting Securities
Shareholdings of Certain Beneficial Owners and Management
Bank Holding Company Reorganization and Merger Between Butte Community Bank and Butte Merger Company
Operations Under Community Valley Bancorp
Butte Merger Company
Butte Community Bank
Selected Financial Information
Price Range of Butte Community Bank's Common Stock
Dividends
Unaudited Pro Forma Capitalization
Financial Statements and Related Matters
Management of Butte Community Bank
Summary Compensation Table
Option/SAR Exercises and Year-End Value Table Aggregated Option/SAR Exercises in Last Fiscal Year and Year-End Option/SAR Value
Other Matters
Legal Matters
  Exhibit A
Plan of Reorganization and Merger Agreement
PART II
Signatures
Exhibit Index